File pursuant to Rule 424(b)(2)
Registration No. 333-149371
CALCULATION OF REGISTRATION FEE

Title of		Proposed maximum
securities to be	Amount to be	offering price per	Proposed maximum	Amount of
registered	registered	unit	offering price	registration fee
Common Stock	17,145,000 shares	$37.09	$635,908,050	$24,991.19(1)

(1)	The filing fee is calculated in accordance with Rule 457 (c) of the Securities Act of 1933. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in The St. Joe Company’s Registration Statement No. 333-149371 on Form S-3.

Prospectus Supplement
(To Prospectus dated February 25, 2008)

The St. Joe Company

17,145,000 Shares
Common Stock

The St. Joe Company is offering 17,145,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “JOE.” The closing price of our common stock on the NYSE on February 26, 2008 was $39.68 per share.

Investing in our common stock involves risks and uncertainties. See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$35.00	$600,075,000
Underwriting discounts and commissions	$1.167	$20,002,250
Proceeds, before expenses, to JOE	$33.833	$580,072,750

Deutsche Bank Securities

The date of this prospectus supplement is February 26, 2008.

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “we,” “us,” “our,” “JOE” and the “Company” refer to The St. Joe Company and its subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and supplements information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about us and the securities we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or common stock is sold on a later date.

THE OFFERING

Common stock offered by JOE	17,145,000 shares
Common stock to be outstanding after this offering	91,742,456 shares
Use of Proceeds	We intend to use the proceeds of this offering to pay down our debt, including our Senior Notes, borrowings under our revolving credit facility, and Term Loan, as well as for other general corporate purposes. See “Use of Proceeds” on page S-3 of this prospectus supplement.
NYSE symbol	JOE

The information above and elsewhere in this prospectus supplement regarding outstanding shares of our common stock is based on 74,597,456 shares of common stock outstanding as of December 31, 2007 and excludes 700,781 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007, at a weighted average exercise price of $36.21 per share.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $579,667,750, after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use any net proceeds from the sale of our common stock to pay down our debt, including our Senior Notes and related prepayment penalties, borrowings under our bank credit facility and our Term Loan, as well as for other general corporate purposes. Pending these uses of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

As a result of the restructuring plan we announced in October 2007, we eliminated our quarterly dividend. In the future we plan to return capital to shareholders through our share repurchase program rather than paying a dividend. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, Deutsche Bank Securities Inc. has agreed to purchase from us 17,145,000 shares of common stock at a public offering price less the underwriting discount and commission set forth on the cover page of this prospectus supplement.

The underwriting agreement provides that the obligations of the underwriter to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriter will purchase all of the shares of common stock offered by this prospectus supplement if any of these shares are purchased.

We have been advised by the underwriter that it proposes to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement. After the public offering, the underwriter may change the offering price and other selling terms.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker/dealer may not be greater than 8.0% of the gross proceeds received by us from the sale of any securities being registered pursuant to SEC Rule 415. The underwriting discount and commission per share is equal to the public offering price per share of common stock less the amount paid by the underwriter to us per share of common stock. The underwriting discount and commission is 3.33% of the public offering price. We have agreed to pay the underwriter the following discount and commission:

	Fee per share	Total Fees

Discount and commission paid by us	$1.167	$20,002,250

In addition, we estimate that the total expenses of this offering, excluding the underwriting discount and commission, will be approximately $405,000.

During the term of our engagement letter with the underwriter or within 15 months thereafter, we have granted to the underwriter a right of first refusal to act as our lead manager or exclusive placement agent in connection with a financing or refinancing through a public or private offering of common equity, preferred equity, equity-linked securities or any other similar capital security.

We have agreed to indemnify the underwriter against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

Each of our directors and executive officers has agreed that, without the prior written consent of the underwriter, they will not, during the period ending 45 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	the disposition of shares by a director or officer pursuant to any trading plan adopted prior to February 26, 2008 pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	shares surrendered in payment of taxes due on vested restricted stock;

•	transfers of shares as a gift, or by will or intestacy; or

•	transfers to certain entities or persons affiliated with the stockholder;

provided that in the case of each of the last two transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph.

In connection with the offering, the underwriter may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. The underwriter may close out any short position by purchasing shares in the open market.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In connection with this offering, the underwriter may engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

A prospectus supplement and the accompanying prospectus in electronic format are being made available on an Internet web site maintained by the underwriter. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriter’s web site is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus form a part.

Pursuant to our engagement letter with the underwriter, the underwriter may provide certain financial advisory or investment banking services for us from time to time in the future for which it may receive fees.

DESCRIPTION OF SECURITIES

Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. The holders of a majority of our common stock represented at any meeting of shareholders constitutes a quorum and a majority of such quorum is entitled to vote on any matter coming before the meeting. Our board of directors is elected at the annual meeting of our shareholders by a plurality of the votes cast at the election. We do not have a staggered board of directors.

Each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of or providing for the payment of liabilities.

Holders of our common stock do not have preemptive rights. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All outstanding shares of our common stock are, and the shares of common stock covered by this prospectus supplement will be, when issued, fully paid and non-assessable.

Florida has enacted legislation that may deter takeovers of Florida corporations. The control share acquisition provisions of the Florida Business Corporation Act generally provide that shares of common stock acquired in excess of 20% of the outstanding common stock of a corporation will not possess any voting rights unless these voting rights are approved by a majority vote of a corporation’s disinterested shareholders or by the board of directors. These provisions could affect the voting rights afforded the common stock acquired in the future by any present or future holder of at least 20% of the outstanding common stock, provided that we do not opt out of these provisions of the Act. The provisions of this Act that relate to affiliated transactions generally require supermajority approval by disinterested shareholders or a majority of disinterested directors for specified affiliated transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Christine M. Marx, General Counsel and Corporate Secretary of The St. Joe Company. Sullivan & Cromwell LLP has also acted as our counsel in connection with this offering. Lowenstein Sandler PC, New York, New York, has acted as counsel to the underwriter in connection with certain legal matters related to this offering.

The St. Joe Company

Senior Debt Securities
Subordinated Debt Securities
Purchase Contracts
Units
Preferred Stock
Common Stock

We will provide the specific terms of any offering of these securities in a supplement to this prospectus. The applicable prospectus supplement will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and any documents incorporated by reference into this prospectus carefully before you invest.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

We are incorporated in the State of Florida. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “JOE”. Our principal executive offices are located at 245 Riverside Avenue, Suite 500, Jacksonville, Florida 32202. Our telephone number is (904) 301-4200. Our website is www.JOE.com. The information contained on our website is not incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in these securities involves risk.  See “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007 and any additional “Risk Factors” set forth in any applicable prospectus supplement.

Prospectus dated February 25, 2008.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the securities identified in this prospectus. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus and in the event the information set forth in a prospectus supplement differs in any way from the information set forth in the prospectus, you should rely on information set forth in the prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. See “Information Incorporated by Reference.”

You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should assume that the information contained in this prospectus or any applicable prospectus supplement is only correct as of their respective dates or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “JOE” and the “Company” refer to The St. Joe Company and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Such filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any documents we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at that address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about us, including our filings, is also available on our website at www.JOE.com; however, that information is not part of this prospectus or any accompanying prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any applicable prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus or the applicable prospectus supplement is automatically updated and superseded if information contained in this prospectus or any applicable prospectus supplement, or information that we later file with the SEC, modifies or replaces that information. Any statement made in this prospectus or any applicable prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

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We incorporate by reference the following documents we filed with the SEC (other than any information contained therein or attached as exhibits thereto which has been furnished but not filed in accordance with SEC rules):

(1) Our Annual Report on Form 10-K for the year ended December 31, 2007, filed February 25, 2008;

(2) Our Current Reports on Form 8-K filed on January 24 and February 19, 2008; and

(3) Our Proxy Statement on Schedule 14A filed April 13, 2007.

Any documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and a part of this prospectus from the date of filing of such documents; provided, however, that we are not incorporating any documents or information contained therein that has been furnished but not filed with the SEC.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits unless they are specifically incorporated by reference into those documents), call or write Investor Relations, The St. Joe Company, 245 Riverside Avenue, Suite 500, Jacksonville, Florida 32202, (866) 417-7132.

EXPERTS

The consolidated financial statements and schedule of the Company as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP with respect to the consolidated financial statements and schedule contains an explanatory paragraph referring to the Company’s adoption of Statements of Financial Accounting Standards No. 123(R), Share-Based Payment, as of January 1, 2006 and No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

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